UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARDCONNECT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

US14141X1081

(CUSIP Number)

FTV Capital

555 California Street, Suite 2850
San Francisco, California 94190
(415) 229-3000

With a copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle St.

Chicago, IL 60654

(312) 862-2133

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-N, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-T, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures Management III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Richard N. Garman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Brad E. Bernstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons David A. Haynes
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Christopher H. Winship
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons James C. Hale
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Robert A. Huret
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.0%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) supplements the Schedule 13D filed on August 8, 2016 (the “Original Schedule 13D”) as amended on June 1, 2017 (“Amendment No. 1), and relates to the common stock, par value $0.001 per share (“Shares”), of CardConnect Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1000 Continental Drive, Suite 300, King of Prussia, Pennsylvania 19406. This Amendment No. 2 is being filed solely to supplement Item 2, Item 4 and Item 5 of the Original Schedule 13D, as amended by Amendment No. 1 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D, as amended.

The supplemental information provided in this Amendment No. 2 relates only to the Reporting Persons identified in Item 2 of this Amendment No. 2 and does not otherwise relate to any “reporting persons” identified in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 2 is filed by the following persons and entities:

●	FTVentures III, L.P., a Delaware limited partnership (“FTV III”), by virtue of its direct beneficial ownership of Shares;

●	FTVentures III-N, L.P., a Delaware limited partnership (“FTV III-N”), by virtue of its direct beneficial ownership of Shares;

●	FTVentures III-T, L.P., a Delaware limited partnership (“FTV III-T” and together with FTV III and FTV III-N, the “FTV Entities “), by virtue of its direct beneficial ownership of Shares;

●	FTVentures Management III, L.L.C., a Delaware limited liability company (“FTVentures”), by virtue of it being the general partner of the FTV Entities; and

●	Richard N. Garman, Brad E. Bernstein, David A. Haynes, Christopher H. Winship, James C. Hale and Robert A. Huret, as the managing members of FTVentures (the “Managing Members”), who acting by a majority vote of the group, share voting and dispositive power over the limited liability company interest in the FTV Entities held directly by FTVentures and therefore share an indirect beneficial interest in the Shares held directly by the FTV Entities.

Each of the persons and entities set forth above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Managing Members disclaim beneficial ownership of any Shares held by the FTV Entities and FTVentures except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. Each Reporting Person disclaims beneficial ownership of the Shares held by each other Reporting Person except to the extent of his, her or its pecuniary interest therein. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The address of the principal business and principal office of each of the Reporting Persons is 555 California Street, Suite 2850, San Francisco, California 94190. The principal occupation of each of the Managing Members is serving as a principal and member of FTVentures. The principal business of each of the FTV Entities and FTVentures is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. Each of the Managing Members is a citizen of the United States. Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each of the FTV Entities and FTVentures. Annex A is incorporated herein by reference.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Amendment No. 1 is hereby supplemented by adding the following:

Pursuant to the terms of the support agreement previously disclosed, the FTV Entities tendered all of their shares of common stock in connection with the merger and acquisition of the Issuer. All shares of common stock validly tendered and not withdrawn were accepted for payment, including those shares tendered by the FTV Entities. On July 6, 2017, payment in consideration for the validly tendered common stock was made to the Reporting Persons by First Data Corporation, a Delaware corporation. As a result, the Reporting Persons no longer beneficially own any common stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amendment No. 1 is hereby amended and restated in its entirety as follows:

(a) - (b) As described in Item 4 above, the Reporting Persons ceased to beneficially own any common stock as of July 6, 2017.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions in shares of Common Stock within the past 60 days.

(d) Not applicable.
(e) July 6, 2017, as described in Item 4 above.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2017

By:	/s/ Richard N. Garman
Name:	Richard N. Garman

By:	/s/ Brad E. Bernstein
Name:	Brad E. Bernstein

By:	/s/ David A. Haynes
Name:	David A/ Haynes
Name:	Chris H. Winship
By:	/s/ Chris H. Winship

Name:	James C. Hale
By:	/s/ James C. Hale

Name:	Robert A. Huret
By:	/s/ Robert A. Huret

[CardConnect Corp. – Schedule 13D]

FTVENTURES III, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-N, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-T, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVentures Management III, L.L.C.

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

[CardConnect Corp. – Schedule 13D]

ANNEX A

FTVentures III, L.P.

There are no executive officers or directors appointed at FTVentures III, L.P. The general partner of FTVentures III, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-N, L.P.

There are no executive officers or directors appointed at FTVentures III-N, L.P. The general partner of FTVentures III-N, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-T, L.P.

There are no executive officers or directors appointed at FTVentures III-T, L.P. The general partner of FTVentures III-T, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures Management III, L.L.C.

There are no executive officers or directors appointed at FTVentures Management III, L.L.C. The following table sets forth the names and of the members of FTVentures Management III, L.L.C.

Name	Principal Occupation

Richard N. Garman	Senior Managing Member of FTVentures Management III, L.L.C.

Brad E. Bernstein	Managing Member of FTVentures Management III, L.L.C.

James C. Hale	Managing Member of FTVentures Management III, L.L.C.

David A. Haynes	Managing Member of FTVentures Management III, L.L.C.

Robert A. Huret	Managing Member of FTVentures Management III, L.L.C.

Chris H. Winship	Managing Member of FTVentures Management III, L.L.C.

[CardConnect Corp. – Schedule 13D]